Exhibit 99.1
WNS (Holdings) Limited          Fiscal Q1 2010
WNS Announces First Quarter Fiscal 2010 Earnings;
Reaffirms Guidance for Fiscal 2010
Quarterly Revenue Increases 11%; Revenue Less Repair Payments Increases 20%
Over the Corresponding Quarter in the Prior Fiscal Year
NEW YORK and MUMBAI, August 5, 2009 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal first quarter 2010 ended June 30, 2009 and reaffirmed its guidance on revenue less repair payments and adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to noncontrolling interest) for fiscal 2010.
Revenue for the fiscal first quarter 2010 of $136.7 million represented an increase of 11.2% over the corresponding quarter in the prior fiscal year, while revenue less repair payments at $98.5 million increased 19.8% over the corresponding period in the prior fiscal year. The revenue less repair payments growth was largely the result of the acquisition of Aviva Global Services (AGS), which WNS acquired in July 2008.
“We had a strong quarter on all dimensions. We continued to see client additions and organic growth during this past quarter,” said Neeraj Bhargava, Group Chief Executive Officer. “As we expand our client base and increase the number of top-tier logos on our client roster, we are better positioning the company for long-term success in the BPO market.”
Net income attributable to WNS shareholders for the fiscal first quarter 2010 was $1.0 million compared to $3.3 million during the corresponding quarter in the prior fiscal year. The net income attributable to WNS shareholders in the current quarter was impacted by amortization charges from the acquisition of AGS and higher foreign exchange losses.
Adjusted net income was $12.6 million, an increase of 53% over the corresponding quarter in the prior year. The primary drivers of this increase were revenue growth from new and existing clients, tighter cost management, improved scale benefits and increased income from WNS’ acquisitions. This increase was partially offset by higher foreign exchange losses.
WNS recorded a basic income per ADS of $0.02 for fiscal first quarter 2010. Adjusted income per ADS (or net income attributable to WNS shareholders per ADS excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to noncontrolling interest) was $0.30 for the quarter.
“WNS continued to improve profitability in the first quarter. We have made great progress on our cost management initiatives and are running very efficiently from an operational perspective,” said Alok Misra, Group Chief Financial Officer. “We anticipate that FX losses will roll off during the year and that we will continue to realize cost synergies from our acquisitions, which should provide additional support for our bottom line.”

WNS (Holdings) Limited          Fiscal Q1 2010
Financial Highlights: Fiscal First Quarter Ended June 30, 2009
•	Quarterly revenue of $136.7 million, up 11.2% from the corresponding quarter last year.

•	Quarterly revenue less repair payments of $98.5 million, up 19.8% from the corresponding quarter last year.

•	Quarterly net income attributable to WNS shareholders of $1.0 million compared to $3.3 million from the corresponding quarter last year.

•	Quarterly adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to noncontrolling interest) of $12.6 million, up 53% from the corresponding quarter last year.

•	Quarterly basic income per ADS of $0.02, compared with $0.08 for the corresponding quarter last year.

•	Quarterly adjusted basic income per ADS (or net income attributable to WNS shareholders per share excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to noncontrolling interest) of $0.30, up from $0.19 for the corresponding quarter last year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Business Developments
In the past quarter, the following are WNS’ key developments:
•	WNS made a voluntary prepayment of $5 million on the $200 million term loan associated with the AGS acquisition in April 2009 and another in July 2009, in addition to the scheduled repayment of $20 million, also in July 2009.

•	WNS reorganized its industry-specific capabilities to form a new core functional service capability called the Global Transformation Practice (GTP) and appointed Daniel L. Wollenberg as the head of the GTP.

•	Aviva Global Services (Management Services) Private Limited (AVIVA) has agreed to increase the minimum committed volume of business to WNS from 3,000 to 3,300 full time employees (FTEs) from March 2010 until July 2011, and to 3,250 FTEs from August 2011 until January 2012. Thereafter, the minimum committed volume of business under the agreement will return to the original 3,000 FTEs.

•	WNS has agreed to pay AVIVA approximately £3.18 million for liabilities inherited as part of the AGS acquisition in July 2008 in 18 equal monthly installments commencing December 2009.
Fiscal 2010 Guidance
WNS reiterated the following guidance for the fiscal year ending March 31, 2010:
•	Revenue less repair payments is expected to be between $385 million and $390 million. This assumes an average USD to GBP range of 1.40 to 1.45 for the full year.

•	Adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to noncontrolling interest) is expected to range between $50 million and $52 million. This assumes an average USD to INR rate of 49 to 50 for the full year.
“The British Pound has started to move in our favor over the past few months. If the currency rates maintain their current trajectory, we will have a nice tailwind for the rest of the year and could conceivably beat the top end of our guidance range,” continued Misra. “As we demonstrated by pre-paying an additional $5 million on our term loan in July, we remain on track to generate $60 million in free cash in fiscal 2010.”

WNS (Holdings) Limited          Fiscal Q1 2010
Conference Call
WNS will host a conference call on August 5, 2009 at 8 am (ET) to discuss the company’s quarterly results. To participate, callers can dial: +1-800-510-0219; international dial-in +1-617-614-3451; participant passcode 75099526. A replay will also be made available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 10969592. For a period of three months beginning two hours after the end of the call, a webcast will be available online at www.wns.com.
About WNS
WNS (Holdings) Limited . [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.

WNS (Holdings) Limited          Fiscal Q1 2010
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited; and our ability to successfully consummate strategic acquisitions. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.
CONTACT:

Investors: Alan Katz VP — Investor Relations WNS (Holdings) Limited +1 212 599-6960 ext. 241 ir@wnsgs.com	Media: Emily Cleary CJP Communications +1 212 279 3115 ext. 257 ecleary@cjpcom.com

WNS (Holdings) Limited Fiscal Q1 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended
	June 30, 2009	June 30, 2008
Revenue
Third parties	$135,893	$122,036
Related parties	802	908

	136,695	122,944
Cost of Revenue (a)	99,509	98,487

Gross Profit	37,186	24,457
Operating expenses:
Selling, general and administrative expenses (a)	20,766	18,195
Amortization of intangible assets	8,200	1,469

Operating income	8,220	4,793
Other expense, net	2,824	1,514
Interest expense	4,116	147

Income before income taxes	1,280	3,132
Provision (benefit) for income taxes	327	(208)

Consolidated net income	953	3,340
Less: Net loss attributable to noncontrolling interest	(114)	—

Net income attributable to WNS (Holdings) Limited shareholders	$1,067	$3,340

Earnings per share of ordinary share
Basic	$0.02	$0.08
Diluted	$0.02	$0.08
Basic weighted average ordinary shares outstanding	42,733,867	42,406,786
Diluted weighted average ordinary shares outstanding	43,352,373	43,502,669

Note:
(a) Includes the following share-based compensation amounts:
Cost of revenue	876	798
Selling, general and administrative expenses	2,420	2,266

WNS (Holdings) Limited Fiscal Q1 2010
Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

	Three months ended
	June 30, 2009	June 30, 2008

Revenue less repair payments (Non-GAAP)	98,487	82,220
Add: Payments to repair centers	38,208	40,724
Revenue (GAAP)	136,695	122,944
Reconciliation of cost of revenue (non-GAAP to GAAP)

	Three months ended
	June 30, 2009	June 30, 2008

Cost of revenue (Non-GAAP)	61,301	57,763
Add: Payments to repair centers	38,208	40,724
Cost of revenue (GAAP)	99,509	98,487
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

	Three months ended
	June 30, 2009	June 30, 2008

Selling, general and administrative expenses (excluding share-based compensation expense and related FBT[1] ) (Non-GAAP)	18,189	15,559
Add: Share-based compensation expense	2,420	2,266
Add: Related FBT[1]	157	370
Selling, general and administrative expenses (GAAP)	20,766	18,195
Reconciliation of operating income (non-GAAP to GAAP)

	Three months ended
	June 30, 2009	June 30, 2008

Operating income (excluding amortization of intangible assets, share-based compensation expense and related FBT[1] ) (Non-GAAP)	19,873	9,696
Less: Amortization of intangible assets	8,200	1,469
Less: Share-based compensation expense	3,296	3,064
Less: Related FBT[1]	157	370
Operating income (GAAP)	8,220	4,793

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India.

WNS (Holdings) Limited Fiscal Q1 2010
Reconciliation of net income attributable to WNS shareholders (non-GAAP to GAAP)

	Three months ended
	June 30, 2009	June 30, 2008

Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest ) (Non-GAAP)	12,606	8,243
Less: Amortization of intangible assets	8,200	1,469
Less: Share-based compensation expense	3,296	3,064
Less: Related FBT[1]	157	370
Add: Loss attributable to noncontrolling interest	114	—
Net income attributable to WNS shareholders (GAAP)	1,067	3,340
Reconciliation of basic income per ADS (non-GAAP to GAAP)

	Three months ended
	June 30, 2009	June 30, 2008

Basic adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest) (Non-GAAP)	0.30	0.19
Less: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest	0.28	0.11
Basic income per ADS (GAAP)	0.02	0.08
Reconciliation of diluted income per ADS (non-GAAP to GAAP)

	Three months ended
	June 30, 2009	June 30, 2008

Diluted adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest) (Non-GAAP)	0.29	0.19
Less: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest	0.27	0.11
Diluted income per ADS (GAAP)	0.02	0.08

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India.

WNS (Holdings) Limited Fiscal Q1 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	June 30,	March 31,
	2009	2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$50,347	$38,931
Bank deposits and marketable securities	—	8,925
Accounts receivable, net of allowance of $2,087 and $1,935, respectively	72,416	61,257
Accounts receivable — related parties	344	64
Funds held for clients	7,418	5,379
Employee receivables	1,098	745
Prepaid expenses	3,014	2,082
Prepaid income taxes	6,239	5,768
Deferred tax assets	1,691	1,743
Other current assets	29,080	38,647

Total current assets	171,647	163,541
Goodwill	91,179	81,679
Intangible assets, net	212,808	217,372
Property and equipment, net	57,335	55,992
Other assets	11,944	11,449
Deposits	6,963	6,309
Deferred tax assets	18,152	15,584

TOTAL ASSETS	$570,028	$551,926

LIABILITIES AND EQUITY
Current liabilities:
Account payable	$33,411	$30,879
Accounts payable — related parties	—	42
Current portion of long term debt	45,000	45,000
Short term line of credit	4,552	4,331
Accrued employee cost	20,859	23,754
Deferred revenue	5,229	5,583
Income taxes payable	3,916	3,995
Accrual for earn out payment	1,168	—
Accrued expenses	36,016	31,194
Other current liabilities	23,952	22,932

Total current liabilities	174,103	167,710
Long term debt	150,000	155,000
Deferred revenue	4,314	3,561
Other liabilities	5,403	1,967
Accrued pension liability	2,857	2,570
Deferred tax liabilities	10,029	9,946
Derivative contracts	21,232	23,163

TOTAL LIABILITIES	367,938	363,917
WNS (Holdings) Limited shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized: 50,000,000 shares; Issued and outstanding: 42,819,656 and 42,607,403 shares, respectively	6,699	6,667
Additional paid-in capital	187,256	184,122
Retained earnings	47,984	46,917
Accumulated other comprehensive loss	(39,740)	(49,710)

WNS (Holdings) Limited shareholders’ equity	202,199	187,996
Noncontrolling interest	(109)	13

Total Equity	202,090	188,009

TOTAL LIABILITIES AND EQUITY	$570,028	$551,926

WNS (Holdings) Limited Fiscal Q1 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands)

	Three months ended June 30,
	2009	2008
Cash flows from operating activities
Net cash provided by (used in) operating activities	$7,417	$(2,012)

Cash flows from investing activities
Acquisitions, net of cash received	—	(26,851)
Facility and property cost	(3,766)	(2,429)
Proceeds from sale of assets, net	301	102
Marketable securities and deposits sold	9,226	4,816

Net cash provided by (used in) investing activities	5,761	(24,362)

Cash flows from financing activities
Proceeds from exercise of stock options	107	641
Excess tax benefits from share-based compensation	498	506
Repayment of long term debt	(5,000)	—
Payment of debt issuance cost	(47)	—
Principal payments under capital leases	(45)	(3)
Repayment of short term line of credit	(439)	(1,210)

Net cash used in financing activities	(4,926)	(66)

Effect of exchange rate changes on cash and cash equivalents	3,164	(2,920)
Net change in cash and cash equivalents	11,416	(29,360)
Cash and cash equivalents at beginning of period	38,931	102,698

Cash and cash equivalents at end of period	$50,347	$73,338